Filed by Equifax Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

Final Transcript

Conference Call Transcript

EFX - Equifax Inc. Announces Agreement to Acquire TALX

Event Date/Time: Feb. 15. 2007 / 8:00AM ET

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.

Feb. 15. 2007 / 8:00AM ET, EFX - Equifax Inc. Announces Agreement to Acquire TALX

CORPORATE PARTICIPANTS

 Jeff Dodge

 Equifax Inc. - Head of IR

 Rick Smith

 Equifax Inc. - Chairman, CEO

 Bill Canfield

 TALX Corporation - President, CEO

 Lee Adrean

 Equifax Inc. - Corporate VP, CFO

CONFERENCE CALL PARTICIPANTS

 Mark Bacurin

 Robert W. Baird - Analyst

 Mark Marcon

 Baird - Analyst

 Kevane Wong

 JMP Securities - Analyst

 Bruce Simpson

 William Blair - Analyst

 Scott Stevens

 Strata Capital - Analyst

 Brandon Dobell

 Credit Suisse - Analyst

 Tracey McMillin

 A.G. Edwards - Analyst

 Jason Boozer

 Raymond James - Analyst

 Todd Van Fleet

 First Analysis - Analyst

 PRESENTATION

Operator

 Ladies and gentlemen, thank you for standing by. Welcome to Equifax and TALX investor relations conference call. At this time, all participants are in a listen-only mode. Later, there will be an opportunity for questions and answers, and instructions will be given at that time. (OPERATOR INSTRUCTIONS). As a reminder, today’s conference is being recorded.

I would now like to turn the conference over to Mr. Jeff Dodge, Investor Relations for Equifax. Please go ahead.

 Jeff Dodge - Equifax Inc. - Head of IR

 Good morning. Welcome to today’s conference call. I’m Jeff Dodge, Head of Investor Relations with Equifax. With me today are Rick Smith, our Chairman and Chief Executive Officer; Lee Adrean, Chief Financial Officer; and from TALX, Bill Canfield, Chairman, CEO and President; and Keith Graves, Senior Vice President and CFO, are also with us.

Before we begin with our prepared remarks, let me remind everyone that our statement on forward-looking information. This presentation and our discussion today will include statements that do not directly or exclusively relate to historical facts. Such statements are forward-looking statements within the meaning of the securities law, and include statements regarding benefits of the proposed merger, integration plans and expected synergies and anticipated future operating performance and results, including estimates of growth. These statements are based on the current expectations of management for both Equifax and TALX.

There are a number of risks and uncertainties that could cause actual results to differ materially from our forward-looking statements. These factors are referred to on our joint press release issued yesterday. There are also other factors that may affect the future results of Equifax and TALX, which are set forth in our respective filings with the Securities and Exchange Commission. Such filings are available at the investor centers on Equifax’s website at www.equifax.com/investor and TALX’s website at www.talx.com.

Today’s call is being recorded, in addition to being webcast over the Internet, and will be available on each of our websites.

Now, I would like to turn over to Rick.

 Rick Smith - Equifax Inc. - Chairman, CEO

Thanks, Jeff, and good morning, everyone. I’m glad you could join us this morning for a very important announcement. Yesterday, we announced that Equifax will acquire TALX, a leading provider of human resource and payroll-related outsourcing services. On our website and also on TALX’s website is a 16-page document containing useful information on the transaction, including an overview, description of TALX’s business units, TALX’s financial performance, the strategic fit with Equifax and the financial impact for Equifax.

The total purchase price of this deal is $1.4 billion, approximately, including the assumption of TALX’s debt. The acquisition is subject to approval by TALX shareholders and certain regulatory agencies. In a few minutes, Lee Adrean will give you the financial details, and then we will take your questions. But first, let me spend a few minutes explaining why we are so excited about this opportunity.

This acquisition is the result of almost one year of strategic planning, where we carefully analyzed our competencies and the opportunities to leverage our strengths, both managerial and financially, to drive incremental growth and profit. TALX represents a strong strategic fit for Equifax, bringing together two companies with unique data assets and proprietary technologies which enable our respective customers to make critical decisions with confidence. TALX has an excellent reputation with their customers, and a demonstrated commitment to safeguard and secure the data that it has entrusted to them. They are a leading provider of a wide spectrum of workforce verification and employment services, including employment and income verification, pay reporting, hiring services and employment tax management in a high-growth, emerging market.

TALX’s key business line, called The Work Number, has a powerful business model. I’ll give you an example. When a consumer applies for a mortgage, the mortgage company typically needs to verify the consumer’s employment and income. The traditional model calls for the verifier to call the consumer’s employer, who verifies employment and income manually. Providing data this way costs the employers time and money. TALX relieves the burden on employers by taking employment and income data from them electronically, and makes it easier for verifiers to fulfill their data requirements by allowing them to get the data in an automated form via the Web, voice response or other automated message.

As a result, TALX has income and employment data on over 40 million active workers. Even better news — this represents only 30% of non-farm employees, indicating substantial room for growth. Of course, the work number has benefits to a wide variety of verifiers beyond mortgage providers, including preemployment screeners, consumer finance companies, property management companies and government agencies. The two other business lines, employment tax management services and telemanagement services, are complementary businesses that broaden and deepen the services provided to customers.

TALX has nearly doubled revenue in their last three fiscal years, and operating income has increased 2.5 times during that same timeframe. They generated over $39 million of cash from operating activities in fiscal 2006, ended March 31, 2006.

The acquisition of TALX represents a very important step toward achieving the strategic objectives we detailed for you during our investor day at the New York Stock Exchange last September. Our vision is to be the trusted provider of information solutions that empower our customers to make critical decisions with greater confidence. Data is at the core of our value proposition to customers.

Our strategic plan that we shared with you includes four key elements. First, drive greater share of wallet and penetration with our customers through cross-selling and new product innovation. Second, increase enabling technologies and predictive sciences penetration to accelerate growth with existing customers. Third, invest in data sources that differentiate and help our customers in their high-risk decisioning applications. Last, expanding into key emerging adjacencies where information and decisioning technologies provide new revenue growth for existing and new markets.

The acquisition of TALX is directly responsive to three of these strategic objectives. We are investing in a company that maintains a unique database, which helps a wide range of customers make key employment, lending and benefit entitlement decisions. We’re expanding into the complementary employment information and services market, where information, automated delivery technology and efficient service delivery can tap into new and attractive sources of growth, and we can achieve greater share of wallet by cross-selling and expanding the market for employment verification services.

TALX also shares a similar business model and business characteristics with Equifax. They offer valuable and unique information solutions to their customers. They have a strong franchise and an excellent reputation.

Their business model is principally transaction-based, with reoccurring and predictable revenues. They have proprietary technology and a leading market position. They are able to leverage their database and automated service delivery to achieve strong operating margins and cash flow, and they are absolutely committed to safeguarding and securing sensitive consumer and business information.

With this acquisition, we are moving Equifax to a new level, with broader reach and a larger customer base. It is a high-growth market that we like, with overlapping customers with whom we can increase penetration across sales services, and opportunity to further leverage our enabling technologies and, as our fifth business unit, another engine to accelerate our long-term growth.

Now, I would like to introduce Bill Canfield, TALX’s Chairman and CEO. As our fifth business unit, Bill will continue his leadership at TALX, reporting directly to me. I have also asked Bill to join the Equifax Board of Directors. Bill?

 Bill Canfield - TALX Corporation - President, CEO

 Thanks, Rick. We at TALX are excited about the opportunity to join Equifax. The additional resources of Equifax will allow us to implement several initiatives more quickly, benefiting all of our stakeholders, our shareholders, employees and clients alike. In particular, we see opportunities in the area of strategic marketing and analytics, international operations for The Work Number and added services for our talent management services segment.

Additionally, Equifax’s strong relationships with its clients will help extend our reach with The Work Number to new verifiers and employers. Our other HR solutions can also be taken to a much broader market, driving further revenue growth. TALX fits nicely with Equifax’s vision and strategy, and we look forward to completing this deal to provide even more benefits and services to our clients. Thanks, Rick.

 Rick Smith - Equifax Inc. - Chairman, CEO

 Thank you, Bill. I’m excited about the opportunity we have together to create shareholder value over the coming years. I would like to now turn it over to Lee Adrean, who will give you some details on the financials. Lee?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 Good morning. As Rick Smith pointed out, TALX is a natural fit for Equifax. A unique database, proprietary technology, innovative services and a market with significant additional penetration potential represent a compelling combination to drive sustainable growth and shareholder value.

TALX has a sound business model, and has demonstrated outstanding performance. Their compound annual growth rate for revenue has exceeded 30% over the last two fiscal years, ending March 2006. While this growth has been aided by acquisition, organic growth has been in the mid to high teens, and we are confident that continued market penetration potential and the opportunity for new products and services will allow continued double-digit organic growth over the next few years.

We expect the acquisition of TALX will raise Equifax’s expected annual growth over the medium term from a range of 7% to 10% per year to 8% to 11% annually. 12-month operating margin from continuing operations for TALX at March 31, 2006 was 26.6%, up from 17.1% in fiscal 2004.

Like Equifax, TALX provides high-value services with leading positions in scalable businesses, which has yielded strong and increasing operating margins and profitability. With the leverage of further growth plus cost synergies, Equifax expects additional increases in operating margins from TALX.

Also like Equifax, TALX’s strong operating margins and low capital intensity result in strong free cash flow. In order to help you better understand the impact of this acquisition on the cash flow of the combined companies, we will be presenting cash EPS, a non-GAAP measure, as we go forward. We will define cash EPS as earnings per share adjusted for the after-tax effect of the amortization of acquisition-related intangibles.

Before the acquisition, cash EPS for Equifax in 2007 was expected to be between $2.30 and $2.38, up from $2.16 in 2006. The acquisition of TALX is expected to be accretive to cash EPS in 2008, the first full year of combined operations, by approximately $0.04 to $0.07, and will add 1% to 2% to Equifax’s cash EPS growth rate over the next three to five years.

Equifax’s expected EPS growth, as described in the September 2006 investor day presentation, was 9% to 11% compounded over the next four years and, under the assumptions used that day, would have been the same growth rate for either GAAP EPS as adjusted or cash EPS. Equifax now expects cash EPS growth in 2008 forward to be in the 10% to 13% annual range.

For 2007, a partial year, this acquisition is expected to be dilutive to cash EPS by approximately $0.10, because it will take three to six months to implement intended cost synergies. It will also take three to six months to repurchase the planned number of shares following the acquisition. Under GAAP accounting for the acquisition, we will not be able to recognize as revenue certain deferred revenues that TALX would otherwise report. This latter effect will have a disproportionate effect on the first 6 to 12 months, which we estimate to be between $0.02 and $0.03 per share.

Under GAAP accounting for the acquisition, we also estimate amortization of acquisition intangibles at approximately $50 million pretax annually for the first few years, or approximately $0.25 per share. This will be dilutive to our GAAP EPS.

The acquisition value is approximately $1.4 billion, based on the closing price of Equifax in February 14, 2007. TALX shareholders may elect to receive either 0.861 shares of Equifax stock, $35.50 in cash or a combination of stock and cash of equivalent value. Subject to prorations, the total consideration issued for TALX stock consists of 75% Equifax stock and 25% cash. In the aggregate, Equifax will issue approximately 22 million shares of stock and pay approximately $300 million in cash. Equifax will also assume TALX’s debt, which currently stands at $191 million as of December 31, 2006. Equifax will finance the cash portion of the acquisitions with borrowings under our senior revolving credit facility, of which $500 million was available at February 14, 2007.

The Equifax Board of Directors has also authorized $400 million in additional share repurchase, which brings our total buyback authorization to $783 million. Through open market and privately negotiated share repurchases after the closing of the transaction, we intend to repurchase approximately $700 million, or about three-quarters of the equity issued for this transaction, subject to market conditions and applicable securities laws. After the planned share repurchases, the equity of Equifax is expected to be approximately $200 million greater than the level just prior to the acquisition closing.

TALX shareholders will need to approve the deal, which we expect during the second quarter. Certain regulatory approvals will also be needed including Hart-Scott-Rodino. The customary closing conditions will also need to be satisfied. The deal is expected to close late in the second quarter or early third quarter. After closing, we will update our annual guidance.

I believe the financial plan that supports this acquisition has been well thought out and is achievable. It is a significant transaction for Equifax, but squarely fits with our strategic plan.

Now, I would like to turn it back to Rick.

 Rick Smith - Equifax Inc. - Chairman, CEO

 Thanks, Lee. TALX is a solid company, has an excellent reputation. They deliver high-value information solutions to their customers, and they deliver value to the shareholders. These are also Equifax characteristics.

This is an important step for Equifax, enabling us to continue delivering the growth and value that our shareholders, customers and employees expect and deserve. We have a lot of work to do, and I know you have high expectations of these two management teams. We intend to deliver on those expectations, and I can promise you, between now and the time of close, that both management teams will stay focused on executing their strategies and financial commitments.

Operator, I would now like to turn it over to the audience for questions.

 QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Kyle Evans, Stephens, Inc.

Unidentified Participant

 This is [Neil] for Kyle. What are the incline synergies incorporated in your 11 times calendar year 2007 purchase multiple? How are those synergies divided among revenue expansion and cost savings synergies?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 We expect $10 million to $15 million in cost synergies and $10 million to $15 million in revenue synergies. The cost synergies will happen sooner than the revenue synergies. But those are the assumptions that are in the 11 times EBITDA estimate.

Unidentified Participant

 Secondly, can you give us a little bit more detail on what kind of revenue synergies you expect to achieve between the existing commercial solutions and The Work Number?

Secondly, how do you see TALX’s tax management and talent management businesses fitting in with your existing segments?

 Rick Smith - Equifax Inc. - Chairman, CEO

 A lot of ideas we have, obviously, on the revenue synergies side. One is taking their products — and we sell a lot of products to ID verification, fraud, fraud management. Taking their products strengthens our product offering, adds value to our customers to solve those fraud problems. That would be number one.

Number two is employment screening. Adding their product to our product would be another great one. We are also looking at the potential of taking the TALX product, especially The Work Number, outside of the US into a market like, potentially, Canada and the UK. So we have got a lot of different ideas that we’re looking at that add value to our customers, add value to their customers, while still and always protecting the security and confidentiality of their data.

The second part of your question was, how do I look at the employment, the HR management and the business? Is that correct?

Unidentified Participant

 Correct.

 Rick Smith - Equifax Inc. - Chairman, CEO

 I think the unemployment tax business is a great business. It’s well-run, it’s a good growth business, it has got good margins. It is complementary to The Work Number. Obviously, The Work Number I view as an outstanding core unique product. But the unemployment tax credit business is a great value-added sell to the same customers, same contacts within the customers. It helps pull through The Work Number sales. So I like that business very much.

The business they acquired a year ago or so, PAN Talent Management — it’s new. It seems to be a complementary business for the same reasons. It’s a cross-sell, up-sell to the same customer base. So we will continue, as always, to look at those different offerings, make sure they make long-term strategic fit. But right now, I think it’s a nice combination they’ve put together.

Operator

 Mark Bacurin, Robert W. Baird.

 Mark Bacurin - Robert W. Baird - Analyst

 On the TALX business, the tax management business, I guess, is under some sort of FTC investigation. Can you comment on your due diligence there and what got you comfortable with the outlook and the ability to [sell that]?

 Rick Smith - Equifax Inc. - Chairman, CEO

 Yes, it is under investigation. Our teams have been working closely with Bill’s team and fully cooperating with the FTC. Obviously, as we look at the investigation and we think about the acquisition of TALX, we think it is a very manageable risk. We will continue to cooperate, debate, discuss until we get to a final outcome. But we think it is very manageable; otherwise, we would not have proceeded.

 Mark Bacurin - Robert W. Baird - Analyst

 As my follow-up, more of a big-picture question, Rick, you look at the income verification piece, it seems a very logical fit within some of the stuff you do with lenders. I’m curious — is there also opportunities to Equifax, particularly within the credit reporting and, I guess, specifically, to thin files, where you can take some of that income data and actually populate the credit bureau data to help you guys become better or differentiated versus the other credit bureaus as well?

 Rick Smith - Equifax Inc. - Chairman, CEO

 That is a great question, and I should have mentioned that earlier. Thank you for reminding me. The last question from Kyle was revenue synergies. That’s absolutely the fact. We have done statistical testing that The Work Number data that TALX has is very powerful, when it relates to thin files or no-hits, ands lifts the predictability, the ability to score both those categories, which adds value to our credit grantors. Absolutely.

 Mark Bacurin - Robert W. Baird - Analyst

 There’s no regulatory restrictions from integrating that data?

 Rick Smith - Equifax Inc. - Chairman, CEO

 I didn’t say we were going to integrate it. We will continue to follow all FCRA guidelines as it relates to the data, but we can use the data.

Operator

 Mark Marcon, Baird.

 Mark Marcon - Baird - Analyst

 Congratulations. Particularly Bill and Keith, congrats. Rick, you’re getting a great manager in Bill.

 Rick Smith - Equifax Inc. - Chairman, CEO

 I agree.

 Mark Marcon - Baird - Analyst

 I just wanted to ask a couple of quick questions of Bill. First of all, the obvious question is why sell now? Was the deal shopped?

If you can also go through if there’s any colors or walk-away provisions, or anything that has some sort of restriction or limits on the deal?

 Bill Canfield - TALX Corporation - President, CEO

 This deal has taken about a year to come to fruition. It started with Equifax investigating how they might be able to take advantage of our Work Number database in a partnership kind of way.

As we got to know each other, it just became more logical to them to make a run at the acquisition. The timing was great, the culture is great, the synergies are great and the value is fine. The value, the synergy and the culture were the three main issues for our management team at TALX, in terms of what would be a good partner.

We know at some point in time that we were not going to be the next IBM or the next ACS of this world, and so this opportunity came along. It was not shopped. It has been a wonderfully developing story, and there are no collars or protections in the deal, as far as I know. But I’ll let someone else speak to that.

 Rick Smith - Equifax Inc. - Chairman, CEO

 No, no collars.

 Jeff Dodge - Equifax Inc. - Head of IR

 Normal deal protection kind of provisions, and that will be posted. So you will be able to see that, yes.

 Mark Marcon - Baird - Analyst

 Bill, you sell some information to a number of other players within the broader industry. Is the plan that TALX would continue to provide that data to other players within the industry, some of which might compete?

 Bill Canfield - TALX Corporation - President, CEO

 Absolutely. We are not going to change our market or the clients that we have at all. This is complementary, but not dropping one client in favor of another.

 Mark Marcon - Baird - Analyst

 Including those that compete with Equifax?

 Bill Canfield - TALX Corporation - President, CEO

 Yes.

Operator

 Kevane Wong, JMP Securities.

 Kevane Wong - JMP Securities - Analyst

 I will echo the congrats, especially to Bill and Keith. It’s a great deal, guys.

Looking at the premium, obviously, TALX has had a bit of a run here. But the premiums sort of the imply like a 12% premium on yesterday’s prices. Was some of that premium that’s there just sort of expecting some sort of fallout from the FTC? It just wasn’t a huge premium, so I’m trying to get a sense on what was a little bit behind that.

 Bill Canfield - TALX Corporation - President, CEO

 All of the deal structure has been in place for about 30 days, and so the 20-day or 30-day average price was used in all of the calculations. Just because we had a little run-up here in the last couple weeks didn’t necessarily change the value of the deal. But if you go back about three weeks, you’ll find TALX sitting at the 26, 27 level, and those are the values that we used to achieve the premium there. It’s much closer to a 15% to 20%, if you look at the deal that way.

 Kevane Wong - JMP Securities - Analyst

 Okay, that makes sense. Then just sort of an opening for you guys to talk about some new product areas, but it does seem like like there was a lot of opportunity to either create some new product or really buildup some other products you have Identity theft comes to mind. There’s a lot of products where people are putting together a lot of different data that’s being looked at. That seems like another way to sort of complement that.

Are there also new products that you guys are looking at? Can you give us an additional sense on that, aside from just sort of bolstering your current data, but just a little bit as far as product pipeline ideas?

 Rick Smith - Equifax Inc. - Chairman, CEO

 Yes, sure. Again, our pro forma contemplates $10 million to $15 million over the next few years of incremental revenue from this deal. One of the great things is, as we introduced this acquisition to the TALX team yesterday, some of the very first questions came out is how quickly can we get our product teams together to start thinking about new and broader ideas, because I have ideas?

So one of the first things we’re going to do in the next couple of weeks is get under our management team, Paul Springman, who runs new products and Bill’s team, is get a bunch of great thinkers around the table, take the thinking we’ve done and take it to the next level. I am convinced the revenue synergy we just talked about of $10 million to $15 million is the tip of the iceberg, and there’s a lot of great things we can do for clients out there going forward.

 Kevane Wong - JMP Securities - Analyst

 So we will wait and see for the new stuff to come through.

Operator

 Bruce Simpson, William Blair.

 Bruce Simpson - William Blair - Analyst

 Can you clarify the impact on Equifax’s GAAP EPS for 2007 and 2008?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 As I noted earlier, the amortization of the acquisition intangible will be about $0.25 a share. This will be dilutive, as a result, in 2007 and 2008. We will be providing more specific guidance upon the closing, but this will be dilutive. There will also be some inherent dilution. Just as cash EPS will be dilutive about $0.10 a share because of the factors I mentioned, the need to implement — take a little bit of time to implement cost synergies, repurchase shares and then the loss of some deferred revenue, you would have about a comparable impact on GAAP EPS, for the same reasons.

 Rick Smith - Equifax Inc. - Chairman, CEO

 Cash EPS, again, was only dilutive for 2007.

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 Yes, accretive on a cash basis in 2008. But then, with the same $0.25 annual deduct in 2008 to get to GAAP EPS for the extra amortization.

 Bruce Simpson - William Blair - Analyst

 At the Equifax investor day back in New York City in the fall, you had given us cash flow projections for the next several years. You have talked about, on an adjusted cash basis, which I think — what I’m interested in is, can you put it in that template by telling us the impact that you anticipate over the next couple of years on your cash flow from operations or free cash flow?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 We are not prepared to provide guidance at that level on a combined basis. We will provide detailed guidance upon the close. But I would note that the cash flow characteristics of TALX are very similar to those of Equifax — high margins, relatively low capital intensity and very good free cash flow.

 Bruce Simpson - William Blair - Analyst

 Lee, what’s the nature of that deferred revenue that can’t be recognized under this accounting?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 There are two things. The predominant portion of it is that TALX does have some setup revenue with certain clients, and that is deferred revenue spread and recognized over the life of the agreement. Under acquisition accounting, if there are no future services provided related to deferred revenue, you can’t recognize the revenue. So that’s one item. Now, at the same time that we’re not recognizing the prior deferred, a new deferral is building up. It’s absolutely neutral to cash flow, but there’s an air pocket in recognized revenue for GAAP purposes.

The second thing is there’s a portion of tax credit revenue that, once the claim is filed, while it’s not formally recognized as deferred revenue, once the claim is filed there’s no further work to be done. That revenue, once the claim is recognized by the taxing authority and billable by TALX to its client, because there’s no service provided subsequent to an acquisition date, that revenue also would not be recognized.

But again, just like the prior deferred revenue, there’s a constant rolling of that. There’s continuous cash coming in, but there’s an air pocket in GAAP recognized revenue as a result.

Operator

 Scott Stevens, Strata Capital.

 Scott Stevens - Strata Capital - Analyst

 Can you talk about just the acquisition and how it changes the competitive landscape of your product offering?

Then can you kind of quantify what the breakup fee is?

 Rick Smith - Equifax Inc. - Chairman, CEO

 As far as how it changes our product offering, again, it gives us a different suite of products to take to a similar customer base. The TALX customer base and the Equifax customer base have a significant overlap, which is fantastic. So it allows us to bring products to those customers that no one else can bring. So first and foremost, that is a big differentiator.

Number two, I think it was — someone asked the question earlier about the thin files and the no-hits. That’s a big differentiator. If we can allow credit grants grantors to be smarter, have better insight on scoring people who have very little data in their file — we called it a thin file — or for people who have no hits, again allowing them to lower delinquencies, lower their write-offs, that is significant value that no one else can do. So we’re thrilled about that. That’s just two ideas, to start with.

As it relates to the breakup fee, the breakup fee is $12 million or 1% of TALX’s equity.

Operator

 Brandon Dobell, Credit Suisse.

 Brandon Dobell - Credit Suisse - Analyst

 Rick, I wonder if you could address the sales strategy, i.e., organization, cross-sell opportunities, kind of who gets responsibilities for what, how you think you can take their products and services and overlay it with your sales force or vice versa.

 Rick Smith - Equifax Inc. - Chairman, CEO

 Absolutely. As I alluded to earlier, there’s a deck of about 16 pages posted to our website, as well as to the TALX website. On page 15, this gives you a very high-level view of the go-to-market structure, if you will.

Specifically, Bill will continue to lead TALX. It will be the fifth business unit reporting directly to me. You are aware that we have a US IS business, we have personal solutions, international, commercial, PSOL and now TALX. So it will be a fifth business unit remaining intact as is.

We will, however, take sales leaders and think about best practices, go-to-market strategies to penetrate clients. I mentioned before that the new product teams will start to integrate on innovation about leveraging product ideas. We’ve got a team that does nothing but analyze data and figure out ways to best use data to add value. That team will look at the data sources we have to make sure we’re thinking about how we maximize the benefits to our customers — again, always protecting and embracing the guidelines of FCRA.

But that’s how we plan on doing it. It will be a separate stand-alone business, but will find ways to drive synergy and cross-selling, much like we do with our other business units today.

 Brandon Dobell - Credit Suisse - Analyst

 From a physical presence, do you anticipate a lot of the people from TALX moving to Atlanta, staying where they are? Maybe some color around that would be helpful.

 Rick Smith - Equifax Inc. - Chairman, CEO

 No. We operate around the world. We’re in 14 countries today. We want to be close to the customers. There’s no value in me picking up a bunch of people and moving them from St. Louis — though it’s very cold here, versus Atlanta.

 Bill Canfield - TALX Corporation - President, CEO

 Careful, careful.

 Rick Smith - Equifax Inc. - Chairman, CEO

 It’s all relative, I guess. No, there’s no intent. The benefit, though — and Bill alluded to this — is that TALX is now part of a bigger company. I’m a big believer in cross-polymerization of talent across an organization to get different exposure, different insight. We will do that. But there’s no lifting of people in any significant manner, and moving them to Atlanta, or Atlanta to here.

Operator

 Tracey McMillin, A.G. Edwards.

 Tracey McMillin - A.G. Edwards - Analyst

 Just a real quick follow-up on that last question, as far as workforce reductions. It might be a little bit early, but any thoughts on that?

 Rick Smith - Equifax Inc. - Chairman, CEO

 The only thing I would say — this is not an acquisition that is being driven by cost out. It is an acquisition driven by innovation, growth, share of wallet, penetration in the marketplace. We will always, obviously, look for synergies that exist between the two companies, and there are obviously some that exist that would allow us to do things better, more cost effectively. I think Lee alluded to a number earlier on in his presentation. But it’s not about workforce reduction.

 Tracey McMillin - A.G. Edwards - Analyst

 The bigger question I had, kind of delving into the marketing strategy and the client base that TALX currently works with. Were there discussions with employers that currently subscribe or participate in The Work Number about this acquisition, and maybe some feedback as to how receptive they may be to continue to provide the information?

 Rick Smith - Equifax Inc. - Chairman, CEO

 No. We never went to the clients directly. Obviously, it’s a sensitive topic to go to a client and talk about an acquisition. We talked about it a lot internally.

But the most important message to you, to any investor, any analyst, to our employees and to the employers is that our motto, our operating philosophy, TALX’s motto, TALX’s operating philosophy is that we are viewed as trusted stewards of that very important data. We will always, always protect it.

That is what our reputation is built upon. Equifax has been around for 108 years, and it has been a legacy of our reputation for that timeframe. It has been a big part of TALX’s legacy. We will continue to always abide by all regulations as it relates to managing that data. I’m convinced, if we do that with integrity, the employees will see a benefit, not a risk.

 Tracey McMillin - A.G. Edwards - Analyst

 It sounds great. One quick follow-up — as far as expanding the operations that TALX is involved in, say, outside of The Work Number and some of the new activities, investments in additional HR functions, sort of add-on that they were using to complement The Work Number. Can you talk about maybe the type of investments you would expect and expansion into that area?

 Rick Smith - Equifax Inc. - Chairman, CEO

 It’s a bit early now. We have a lot of work to do. The first work is to make sure we get the deal done, consummated, closed and integrated. They have got great business plan, great strategic plan. They have shared theirs with us; we have shared ours with than.

We have got enough to do just to execute that, rather than think down the road about different acquisitions or expansions. But rest assured that I have spent a lot of time with Bill, and I understand the strategy of TALX, where he wants to take the business. We both agree upon the synergies. That will occupy all of our energies, executing — it’s his plan, our plan and the joint synergies.

 Bill Canfield - TALX Corporation - President, CEO

 Let me speak to your first question for just a moment, and that had to do with clients and our protection of their data. First of all, we are FCRA compliant, as is Equifax, and all of our clients know that we will protect their data. We have contractual obligations in terms of the purposes that we can use the data for, and we will abide by all of those contractual obligations. No client will find their data being used improperly, and always under the guidelines and regulations of the FCRA.

 Tracey McMillin - A.G. Edwards - Analyst

 Sounds good. Congratulations, Bill.

Operator

 [John Boozer], Raymond James.

 Jason Boozer - Raymond James - Analyst

 [Jason Boozer] sitting in for Wayne Johnson. Will the TALX acquisition affect Equifax’s share buyback in the first half of 2007?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 Yes. As a practical matter, there are many limitations once we’re in this kind of situation. The likelihood is that we will just purely suspend repurchase during the first half.

Operator

 Mark Marcon, Baird.

 Mark Marcon - Baird - Analyst

 I just want to understand the mechanics with regard to the cash and stock provisions. The way I’m reading it, and I just want to confirm that it’s correct, is that the overlying factor is basically the 75%/25% ratio between cash versus stock. Or how should we think about it is Equifax’s stock price is materially higher or lower than where it currently closed yesterday?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 I think the way to think about it is exactly as you described. It’s 75%/25% Equifax stock and cash, determined based on the exchange rate in the agreement of 0.861 shares of Equifax. So knowing the number of TALX shares today, convert that at 0.861 and multiply by 75%; that’s the 22 million of Equifax shares that will be issued in the deal. The cash portion of the deal is the number of TALX shares today times 25% times $35.50. So those two are essentially fixed with the deal, and will result in our issuing 22 million shares of stock and approximately $300 million in cash.

As you pointed out, individuals can opt for different mixes, based on their circumstances. But then that total is prorated back to 22 million shares and approximately $300 million.

 Mark Marcon - Baird - Analyst

 Just to be clear with regards to no walkaway or collars or anything like that, you have been working together for a year. So assuming that you get shareholder approval and there isn’t any sort of regulatory barrier, you would have an extremely high level of confidence that this would go ahead and close?

 Rick Smith - Equifax Inc. - Chairman, CEO

 If that’s a question, the answer is yes.

Operator

 Fred Searby, JPMorgan.

Unidentified Participant

 This is [Jason] for Fred. You mentioned that TALX revenue roughly doubled over the last three years. What was TALX’s organic revenue growth over the last couple years?

 Lee Adrean - Equifax Inc. - Corporate VP, CFO

 We have calculated in the mid to upper teens over the last couple years. Yes, mid to upper teens.

Operator

 Todd Van Fleet, First Analysis.

 Todd Van Fleet - First Analysis - Analyst

 Bill, a quick question for you. Can you articulate what it is that Equifax might be bringing to the table to enhance the one-stop verification [service] that you have been working on?

 Bill Canfield - TALX Corporation - President, CEO

 Well, I think I would answer the question more broadly with regard to the verification business overall, not just the one-stop. The one-stop is going to be adopted by all the verifiers to handle those verifications that the data is not on our electronic file. I think the real value in this segment is that Equifax serves a broader range of verifiers than we do on The Work Number. So they will have the opportunity of bringing more verifiers to the work number, which will generate more volume for the one-stop as well as for the electronic side.

 Todd Van Fleet - First Analysis - Analyst

 Bill, are they bringing much in the way of records that TALX might not already have?

 Bill Canfield - TALX Corporation - President, CEO

 No, only through the sales opportunities that we have. But there are no records in the Equifax database that would fit into The Work Number database.

Operator

 There are no further questions in queue. Please continue.

 Jeff Dodge - Equifax Inc. - Head of IR

 We want to thank everybody for the call today. For those that may have questions and didn’t get in the queue, we will be available later on today to answer those as well. I’d like to thank everybody for participating in the call. At this point, operator, we can go ahead and give them the additional information on the recording.

Operator

 Thank you. Ladies and gentlemen, this conference will be made available for replay until May 16, 2007 at midnight. You may dial the AT&T replay service by dialing 1-800-475-6701 and using the access code 863399. International callers may dial 320-365-3844. That does conclude our conference for today. Thank you for your participation as well as for using AT&T’s executive teleconference service. You may now disconnect.

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